# SEC Schedule 13G/A (Amendment No. 48) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MARCUS CORP, CIK 0000062234
CUSIP: 566330106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 111 E. Kilbourn Avenue, Suite1200, MILWAUKEE, Wisconsin (WI), 53202
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000897069-24-002242
Filed by CIK 0000917705

## Reporting persons
- GERSHOWITZ DIANE M: type of reporting person: individual (IN); citizenship or place of organization: Wisconsin (WI); sole voting power 49,290; shared voting power 2,332,934; sole dispositive power 49,290; shared dispositive power 2,332,934; aggregate amount beneficially owned 2,382,224 (7.57% of the class)
  Comment: (1) Includes 1,943,196 shares beneficially owned by DG-LDJ Holdings, L.L.C. Ms. Gershowitz, DG 2008 Trust u/a/d December 31, 2010, a trust that she established, and HG Descendants Trust u/a/d December 20, 2012, a trust established by Ms. Gershowitz's spouse, hold 100% of the membership units of DG-LDJ Holdings, L.L.C.
- DG-LDJ Holdings, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,118,813; shared voting power 0; sole dispositive power 2,118,813; shared dispositive power 0; aggregate amount beneficially owned 2,118,813 (6.73% of the class)
- DG 2008 Trust u/a/d December 31, 2010: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 2,118,813; sole dispositive power 0; shared dispositive power 2,118,813; aggregate amount beneficially owned 2,118,813 (6.73% of the class)

## Item 1. Issuer
Name of issuer: MARCUS CORP
Address of issuer's principal executive offices: 111 E. Kilbourn Avenue, Suite1200, MILWAUKEE, Wisconsin, 53202

## Item 2. Person Filing
Name of person filing: The filers of this Schedule 13G Amendment are: (i) Diane Marcus Gershowitz ("Ms. Gershowitz"); (ii) DG-LDJ Holdings, L.L.C; ("DG-LDJ") and (iii) DG 2008 Trust u/a/d December 31, 2010 (the "Trust"). Ms. Gershowitz and the Trust are the controlling persons of DG-LDJ and as such may be deemed to beneficially own the shares of Common Stock of The Marcus Corporation beneficially owned by DG-LDJ. Attached as Exhibit 1 hereto is a joint filing agreement among Ms. Gershowitz, DG-LDJ and the Trust authorizing the joint filing of this Schedule 13G Amendment on behalf of each of them.
Address of principal business office or, if none, residence:
(For each of Ms. Gershowitz, DG-LDJ, and the Trust)
c/o The Marcus Corporation,111 E. Kilbourn Avenue, Suite 1200, Milwaukee WI 53202
Citizenship:
Ms. Gershowitz is a United States citizen.

DG-LDJ is a Delaware limited liability company.

The Trust is formed under the laws of Illinois.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ms. Gershowitz: 2,382,224

DG-LDJ: 2,118,813

Trust: 2,118,813
Percent of class:
Ms. Gershowitz: 7.57 %

DG-LDJ: 6.73 %

Trust: 6.73
Sole power to vote or to direct the vote:
Ms. Gershowitz: 49,290

DG-LDJ: 2,118,813

Trust: 0
Shared power to vote or to direct the vote:
Ms. Gershowitz: 2,332,934

DG-LDJ: 0

Trust: 2,118,813
Sole power to dispose or to direct the disposition:
Ms. Gershowitz: 49,290

DG-LDJ: 2,118,813

Trust: 0
Shared power to dispose or to direct the disposition:
Ms. Gershowitz: 2,382,224

Other than with respect to 215,656 shares of Common Stock, (over which Ms. Gershowitz has sole voting and dispositive power of 40,039 shares, and shared voting and dispositive power of 175,617 shares), all of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all shares of Class B Common Stock held by Ms. Gershowitz into shares of Common Stock.

Ms. Gershowitz's beneficial ownership consists of:

(i) 9,226 shares of Common Stock which Ms. Gershowitz has the right to acquire upon the exercise of stock options;
(ii) 40,039 shares of Common Stock held individually by Ms. Gershowitz;
(iii) 175,617 shares of Common Stock held by DG-LDJ Holdings, L.L.C.;
(iv) 25 shares of Class B Common Stock held individually by Ms. Gershowitz;
(v) 1,943,196 shares of Class B Common Stock held by DG-LDJ Holdings, L.L.C;
(vi) 131,506 shares of Class B Common Stock held by trusts whereby Ms. Gershowitz serves as Trustee; and
(vii) 50,845 shares of Class B Common Stock held by the Ben and Celia Marcus Revocable Trust F/B/O Diane Marcus Gershowitz.

The trusts and Ms. Gershowitz, for shares held individually, each have the right to receive dividends and proceeds from the sale of securities held thereby.

DG-LDJ: 2,118,813

Other than with respect to 175,617 shares of Common Stock, the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis.
The percent of class figure assumes conversion of all shares of Class B Common Stock held by DG-LDJ into shares of Common Stock.

Trust: 131,506

The reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all shares of Class B Common Stock held by the Trust into shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- GERSHOWITZ DIANE M: /s/ Diane M. Gershowitz, GERSHOWITZ DIANE M (02/14/2025)
- DG-LDJ Holdings, L.L.C.: /s/ Diane M. Gershowitz, Diane Marcus Gershowitz, Manager (02/14/2025)
- DG 2008 Trust u/a/d December 31, 2010: /s/ Thomas W. Richardson, /s/ Thomas W. Richardson, Trustee (02/14/2025)